UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-31811

Woori Financial Group Inc.

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Woori Financial Group’s Preliminary Financial Performance Figures

for the Third Quarter of 2026

The preliminary financial performance figures for Woori Financial Group Inc. (“Woori Financial Group”) for the quarter ended September 30, 2026, on a consolidated basis, are as follows.

(Units: millions of KRW, %)

Item		3Q 2026	2Q 2026	% Change Increase	3Q 2025	% Change Increase (Decrease)
Revenue*	Specified Quarter	13,300,676	13,165,152	1.03	8,000,927	66.24
	Cumulative Basis	41,748,210	—	—	31,229,608	33.68
Operating Income	Specified Quarter	1,418,989	1,315,672	7.85	988,030	43.62
	Cumulative Basis	3,542,816	—	—	2,965,744	19.46
Income before Income Tax Expense	Specified Quarter	1,423,245	1,318,197	7.97	1,529,054	(6.92)
	Cumulative Basis	3,589,634	—	—	3,580,134	0.27
Net Income	Specified Quarter	1,080,013	1,026,482	5.21	1,291,504	(16.38)
	Cumulative Basis	2,745,928	—	—	2,885,803	(4.85)
Profit to the Equity Holders of the Parent Entity	Specified Quarter	1,049,159	1,004,578	4.44	1,243,918	(15.66)
	Cumulative Basis	2,658,055	—	—	2,795,937	(4.93)

The above figures are prepared in accordance with Korean International Financial Reporting Standards. The figures above are subject to adjustment as they are preliminary and have not been reviewed by our independent auditors.

*	Represents the sum of interest income, fee and commission income, dividend income, insurance income, gain on financial assets and other operating income (excluding non-operating income).

Woori Bank’s Preliminary Financial Performance Figures

for the Third Quarter of 2026

The preliminary financial performance figures for Woori Bank, a wholly-owned subsidiary of Woori Financial Group, for the quarter ended September 30, 2026, on a consolidated basis, are as follows.

(Units: millions of KRW, %)

Item		3Q 2026	2Q 2026	% Change Increase	3Q 2025	% Change Increase
Revenue*	Specified Quarter	10,925,105	9,187,787	18.91	5,062,405	115.81
	Cumulative Basis	32,114,373	—	—	25,779,900	24.57
Operating Income	Specified Quarter	1,359,841	1,082,853	25.58	953,514	42.61
	Cumulative Basis	3,106,620	—	—	2,870,167	8.24
Income before Income Tax Expense	Specified Quarter	1,368,793	1,063,006	28.77	949,823	44.11
	Cumulative Basis	3,113,420	—	—	2,899,839	7.37
Net Income	Specified Quarter	1,027,941	842,782	21.97	736,024	39.66
	Cumulative Basis	2,392,522	—	—	2,287,944	4.57
Profit to the Equity Holders of the Parent Entity	Specified Quarter	1,027,649	842,086	22.04	735,604	39.70
	Cumulative Basis	2,400,602	—	—	2,293,297	4.68

The above figures are prepared in accordance with Korean International Financial Reporting Standards. The figures above are subject to adjustment as they are preliminary and have not been reviewed by our independent auditors.

*	Represents the sum of interest income, fee and commission income, dividend income, gain on financial assets and other operating income (excluding non-operating income).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Financial Group Inc.
(Registrant)

Date: October 23, 2026	By:	/s/ Seong Min Kwak
(Signature)

	Name:	Seong Min Kwak
	Title:	Deputy President